UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive office)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

Other Events
     On November 7, 2006, Infosys Technologies Limited (the “Company”) filed an automatic shelf registration statement on Form F-3 (File No. 333-138491) (the “Shelf Registration Statement”) and subsequently filed a related preliminary prospectus supplement to the prospectus dated November 7, 2006 (the “Prospectus Supplement,” and, together with the Shelf Registration Statement, the “Registration Statement”) with the Securities and Exchange Commission in connection with its sponsored secondary offering of American Depositary Shares (the “Offering”).
Item 1
     In connection with the Offering, the Company hereby incorporates by reference the following paragraph into the “Summary—The Indian Invitation to Offer” subsection of the Registration Statement:
“We are sponsoring this secondary offering by the selling shareholders in part to increase the number of our ADSs which are traded on NASDAQ, which we believe may increase the likelihood that we are selected to become part of the NASDAQ 100 Index. We believe that our inclusion in the NASDAQ 100 Index may result in our ADSs becoming more widely held by large mutual funds and index funds, and that such inclusion would further enhance our brand in the United States and worldwide. We cannot assure you that this offering will result in our selection for inclusion into the NASDAQ 100 Index, or that such inclusion, if it occurs, will increase the holdings of our ADSs by large mutual funds or index funds, or enhance our brand in the United States or elsewhere.”
Item 2
     The Company hereby amends and supplements the “Principal and Selling Shareholders” section of the Prospectus Supplement so that it reads as set forth below, and such amended and restated “Principal and Selling Shareholders” section is hereby incorporated by reference into the Registration Statement:
“The following table sets forth as of November 17, 2006, certain information with respect to beneficial ownership of our equity shares (including equity shares represented by ADSs) by:
•	each of our directors;

•	each of our executive officers;

•	each selling shareholder who is one of our executive officers or directors;

•	all of our executive officers and directors as a group;

•	each shareholder known to us to be the beneficial owner of 5% or more of our equity shares;

•	each selling shareholder who beneficially owns 1% or greater of our equity shares; and

•	all other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group.
Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of November 17, 2006. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable.

Except as otherwise noted below, the address for each person listed on the table is c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore 560 100, India. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.
The share numbers and percentages listed below are based on 556,810,440 equity shares outstanding as of November 17, 2006. Amounts representing less than 1% are indicated with an “*.”

	Number of	Number of
	Equity Shares	Equity Shares
	Beneficially	Offered in the	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Owned	Offering	Before the Offering	After the Offering
Directors and Executive Officers:
N.R. Narayana Murthy (1)	32,550,526	4,000,000	5.85%	5.13%
Nandan M. Nilekani (2)	22,552,642	2,796,997	4.05%	3.55%
S. Gopalakrishnan (3)	21,864,660	2,710,843	3.93%	3.44%
V. Balakrishnan	510,814	1,854	*	*
Deepak M. Satwalekar	56,000	0	*	*
Marti G. Subrahmanyam	66,300	0	*	*
Omkar Goswami	12,300	0	*	*
Rama Bijapurkar	22,400	0	*	*
Claude Smadja	16,000	0	*	*
Sridar A. Iyengar	10,000	0	*	*
David Boyles	2,000	0	*	*
Jeffrey Lehman	0	0	—	—
K. Dinesh (4)	16,043,668	1,649,389	2.88%	2.59%
S. D. Shibulal (5)	14,413,938	1,785,027	2.59%	2.27%
T. V. Mohandas Pai	906,780	54,727	*	*
Srinath Batni (6)	730,240	25,000	*	*
All directors and officers as a group (16 persons)	109,758,268	13,023,837	19.71%	17.37%
5% Shareholders:
FMR Corp.(7)(8)	27,806,200	0	5.00%	5.00%
Selling Shareholders:
Selling shareholders who own greater than 1% of our outstanding equity shares
Deutsche Bank Securities Inc. (9) c/o Deutsche Bank AG Securities and Custody Services DB House Hazarimal Somani Marg, P.O. Box No. 1142 Fort, Mumbai 400 001	10,097,356	1,210,522	1.81%	1.60%
Jamuna Raghavan 406, 2nd Floor 8th B Main, 4th Block Jayanagar, Bangalore 560 011	7,494,526	929,970	1.35%	1.18%
J.P. Morgan Securities Inc. (9) c/o HSBC CNC, HSBC Central Services Centre S. K. Ahire Marg Worli, Mumbai 400 018	11,473,501	1,421,050	2.06%	1.81%
Merrill Lynch Capital Markets Espana S.A. (10) c/o Citibank N. A. Custody Services 77, Ramnord House Dr. Annie Besant Road Worli, Mumbai 400 018	13,533,702	1,679,431	2.43%	2.13%
Government of Singapore c/o Deutsche Bank AG Securities and Custody Services, DB House Hazarimal Somani Marg PO Box No. 1142 Fort, Mumbai 400 001	6,702,934	831,783	1.20%	1.05%
All other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group (11)	88,072,422	10,903,407	15.82%	13.86%

(1)	Shares beneficially owned by Mr. Murthy include 28,920,854 equity shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

(2)	Shares beneficially owned by Mr. Nilekani include 13,025,772 equity shares owned by members of Mr. Nilekani’s immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.

(3)	Shares beneficially owned by Mr. Gopalakrishnan include 14,721,934 equity shares owned by members of Mr. Gopalakrishnan’s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

(4)	Shares beneficially owned by Mr. Dinesh include 10,796,178 equity shares owned by members of Mr. Dinesh’s immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.

(5)	Shares beneficially owned by Mr. Shibulal include 11,595,474 equity shares owned by members of Mr. Shibulal’s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.

(6)	Shares beneficially owned by Mr. Batni include 72,400 equity shares owned by members of Mr. Batni’s immediate family. Mr. Batni disclaims beneficial ownership of such shares.

(7)	This information is based solely on the Schedule 13G/A filed jointly by FMR Corp. and Edward C. Johnson III with the Securities and Exchange Commission on February 14, 2006.

(8)	Based solely on the information provided on the Schedule 13G/A filed jointly by FMR Corp. and Edward C. Johnson III with the Securities and Exchange Commission on February 14, 2006, the address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

(9)	This shareholder, and its affiliated entities, is an affiliate of a registered broker-dealer and is an affiliate of a managing underwriter in this offering. The shares owned by this shareholder, and its affiliated entities, in its or their proprietary accounts, were purchased in the ordinary course of business. At the time of the purchase of the securities to be resold, the selling shareholder, and its affiliated entities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The information presented herein regarding affiliations is based solely on disclosures provided to the Company by such selling shareholder or its disclosed affiliates.

(10)	This shareholder, and its affiliated entities, is an affiliate of a registered broker-dealer. The shares owned by this shareholder, and its affiliated entities, were purchased in the ordinary course of business. At the time of the purchase of the securities to be resold, the selling shareholder, and its affiliated entities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The information presented herein regarding affiliations is based solely on disclosures provided to the Company by such selling shareholder or its disclosed affiliates.

(11)	Includes shareholders who are affiliates of registered broker-dealers and shareholders who are affiliates of certain managing underwriters in this offering. The shares owned by these shareholders in their proprietary accounts were purchased in the ordinary course of business. At the time of the purchase of the shares offered, these shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSYS TECHNOLOGIES LIMITED
/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer

Dated: November 20, 2006